

Mail Stop 3720

April 30, 2010

Ralph G. D'Ambrosio
Vice President and Chief Financial Officer
L-3 Communications Holdings, Inc.
600 Third Avenue
New York, NY 10016

     RE: L-3 Communications Holdings, Inc.
            Form 10-K for the year ended December 31, 2009
            Filed February 26, 2010
            Definitive Proxy Statement
            Filed March 15, 2010
            File No. 333-46983

Dear Mr. D'Ambrosio:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed March 15, 2010

Board Composition, page 21

1. We note your disclosure that outlines the "experience, qualifications, attributes and skills" the board of directors considered with respect to each director and nominee. However, we note that you describe the relevant skills and experiences of several of your board members on an aggregated basis. In future filings, please expand your disclosure with respect to each director to specifically discuss what

aspects of the individual's experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

Risk Management and Compensation, page 35

2. We note your disclosure indicating that the compensation committee designed your executive compensation program to emphasize performance-based variable pay while discouraging inappropriate or excessive risk-taking. In your response letter, please tell us whether the compensation committee determined that your compensation policies are reasonably likely to have a material adverse effect on the company. Please also describe the process undertaken to reach such conclusion. See Item 402(s) of Regulation S-K.

Annual Incentive Plan, page 40
Long-Term Incentives, page 41

3. Expand your disclosure to provide a more thorough analysis of the factors considered by the compensation committee in determining the annual incentive and long-term incentive award for each named executive officer. For example, you state on page 42 that the compensation committee considered the "scope of responsibility of the executive relative to other participants in the long-term incentive program," yet you do not analyze how the committee's consideration of this factor resulted in the long-term incentive award for each officer. See Item 402(b)(2)(vii) of Regulation S-K. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,

/s Robert Bartelmes, for
Larry Spirgel
Assistant Director